Exhibit 4.45

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on July 11, 2019, in connection with Fazenda Jatobá

Parties: Imobiliária Jaborandi Ltda., as Seller; Hermes Augusto Ferreira and Emerson Denis Cecchin Ferreira, as Buyers; and Jaborandi Agrícola Ltda., as intervening-consenting party.

Purpose: The commitment to sell a total area of 1,134 hectares, of which 893 hectares are arable, to be originated from Fazenda Jatobá, for the total price, in Brazilian national currency (Reais), equivalent to 270,000 bags of soybeans, to be paid as follows: (i) the first installment in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybean, on August 27, 2019; (ii) the second installment, in the amount, in Brazilian Reais, equivalent to 48,000 bags of soybeans, shall be paid on May 30, 2020; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybeans, shall be paid on May 30, 2021; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybeans, shall be paid on May 30, 2022; (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybeans, shall be paid on May 30, 2023; (vi) the sixth installment, in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybeans, shall be paid on May 30, 2024; and (vii) the seventh installment, in the amount, in Brazilian Reais, equivalent to 38,000 bags of soybeans, shall be paid on May 30, 2025.